FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of  May, 2006
                 ---------------------------------------------------------------


                        Oxford Investments Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F          X                       Form 40-F
                ----------------                           ----------------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]


                Yes                                No    X
                    --------                          --------


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ---------]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.       Document
---       --------

 1. Press Release dated May 26, 2006 "Oxford Investments Holdings Inc. Announces it has Instituted a Search for New Auditor."

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                                            OXFORD INVESTMENTS HOLDINGS INC.


 Date: May 26, 2006                      By: /S/Michael Donaghy
                                            ------------------------------------
                                            Michael Donaghy, President and Chief
                                            Executive Officer

                        Oxford Investments Holdings Inc.
                            1315 Lawrence Avenue East
                                    Suite 520
                            Toronto, Ontario M3A 3R3

                              FOR IMMEDIATE RELEASE

  Oxford Investments Holdings Inc. Announces it has Instituted a Search for New
                                    Auditor

Toronto ON. May 26, 2006 -Oxford Investments Holdings Inc. (OTCBB: OXIHF) today announced that its Board of Directors has instituted a search for a new independent auditor, to serve until the date of the Company's Annual and Special Meeting to be held in December, 2006. Shareholders will be asked at that meeting to vote on the appointment of new auditors for the following year. "The Company is seeking to appoint an auditor who is located in close proximity to us and who we believe will be able to more efficiently meet our audit requirements." stated Michael Donaghy, President & Chief Executive Officer, Oxford Investments
Holdings Inc. Its previous auditor Williams & Webster P.S. is located in Spokane, WA, USA.

Oxford's board of directors accepted the resignation of Williams & Webster, P.S., Certified Public Accountants, as its external auditor on May 1, 2006. Williams & Webster, P.S., has served as the Company's independent auditor since 2000 until their resignation on May 1, 2006.

Williams & Webster's resignation was not the result of any disagreement between the Company and Williams & Webster on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. "Williams & Webster has provided Oxford with a high level of professionalism and excellent service throughout its tenure with the Company," stated Michael Donaghy.

About Oxford Investments Holdings Inc.

Oxford Investments Holdings Inc. previously known as a leading Internet gaming software licensing, reseller and development company providing software solutions to the Internet gaming market, now is the parent company to several subsidiaries that market, sell and distribute a variety of products. Oxford's subsidiaries include International E-Gaming Developers, Inc., a company that markets gaming products to a worldwide clientele, Celebrity Tan Inc., a company that markets UV-free tanning products and booths, Ontario Private Water
Labelling Ltd., a company that specializes in private-label bottled water distribution and sales and WebStar Internet Solutions an online payment solutions company.

For further information, please visit www.oxsof.com ; Email:investor@oxsof.com, or phone Michael Donaghy at 1-800-293-4871.

FORWARD LOOKING STATEMENTS DISCLAIMER:

Statements in this press release, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with product liability and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on suppliers, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.